Mail Stop 3561
                                                                   July 27,
2018

       Jos  Neves
       Chief Executive Officer
       Farfetch Limited
       The Bower
       211 Old Street
       London EC1V 9NR, UK


                 Re:   Farfetch Limited
                       Amendment No. 1 to Draft Registration Statement on Form
F-1
                       Submitted July 11, 2018
                       CIK No. 0001740915

       Dear Mr. Neves:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Growth and Quality of our Luxury Supply, page 70

           1. We note your response to comment 8 and your explanation concerning the difference between retailers and brands. In the appropriate place in your disclosure, please provide a brief discussion of the difference between retailers and brands, as you provided in your response.

       Cost of Consumer Acquisition and Engagement, page 72

           2. We note your response to comment 10 and your revised disclosure. Please augment your disclosure to provide additional narrative guidance on how readers should interpret
 Jos  Neves
Farfetch Limited
July 27, 2018
Page 2

       LTV/CAC ratios metrics by providing the amounts that are used to calculate the disclosed ratios. Also, as previously requested, please explain how readers should interpret these metrics by disclosing the conclusions you are drawing from these results.

    3. We note your response to comment 13 and your explanation of terms of the commissions you generate on sales; especially, the term "blended commissions." In the appropriate place in your disclosure, please provide a brief discussion of the terms of your commissions as you did in your written response.

Demand Generation Expense, page 80

    4. We note your response to comment 15 and your explanation in your response on how you achieved additional efficiencies. In an appropriate place in your disclosure, please elaborate on how you achieved additional efficiencies as you did in your response.

 Applications, page 94

    5. We note your response to comment 17 and your explanation of the status of Farfetch
       Black & White Solutions and how it has been monetized. In an appropriate place in your disclosures, please provide additional details on the status of these services and how it has been monetized as you did in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Products, page 101

    6. We note your explanation of how your app's contribution to your GMV has increased from 13% to 27% in response to comment 18. Please further explain in your discussion if and how increased use of the app by consumers causes increased total GMV. Please ensure your revised discussion addresses the causal relationship between app users and
       GMV.

Consolidated Financial Statements

    7. We note your response to comment 21. If you continue to believe that the audited balance sheet and related footnotes of the registrant are not required under Rule 3-01(a) of
       Regulation S-X, please disclose within the footnotes to the predecessor's financial statements the reason that the registrant's financial statements have been excluded. In doing so, please clearly disclose, if true, that Farfetch Limited has no operations, nominal assets and liabilities, and no contingencies prior to the Reorganization Transactions.
       Contingent liabilities and commitments should be described in sufficient detail.
 Jos  Neves
Farfetch Limited
July 27, 2018
Page 3


Notes to the consolidated financial statements

Note 2.3. Summary of significant accounting policies

e) Revenue recognition, page F-12

    8. We note your response to comment 22 along with your disclosures here and in Note
       4. We have the following comments:

               We note your disclosure on page F-21 that you have two performance obligations for platform services. You disclose that the first performance obligation is facilitating the transaction between sellers and consumers. Please describe us, and revise to clarify, the nature of the second performance obligation.

               We note your statement on page F-12 that non-delivery services are not considered to be distinct. Please tell us, and revise to clarify, if the non-delivery services are not distinct from each other or if the non-delivery services are not distinct from the commission amount.

               We note that you accept returns of goods. Please further explain to us your role in accepting returns and how you have considered such terms in your conclusion that you act as a commercial intermediary between sellers and end consumers.
               Reference B37(b) if IFRS 15.

        Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.


                                                              Sincerely,

                                                              James Allegretto
for

                                                              Mara L. Ransom
                                                              Assistant
Director
                                                              Office of
Consumer Products